UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Cango Inc.

(Name of Issuer)

Class A Ordinary Shares, US$0.0001 par value per share

(Title of Class of Securities)

137586103**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A Ordinary Shares, US$0.0001 par value per share (“Class A Ordinary Shares”). CUSIP number 137586103 has been assigned to the American Depositary Shares (“ADSs”) of Cango Inc. (the “Issuer”), which are quoted on the New York Stock Exchange under the symbol “CANG.” Each ADS represents two Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 137586103	SCHEDULE 13G	Page 2 of 6

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 31,603,197 Class A Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 31,603,197 Class A Ordinary Shares[1]
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,603,197 Class A Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.2%
12.	Type of Reporting Person (See Instructions) CO

1	Tencent Holdings Limited may be deemed to have beneficial ownership of the 31,603,197 Class A Ordinary Shares directly held by Tencent Mobility Limited, its wholly-owned subsidiary.

CUSIP No. 137586103	SCHEDULE 13G	Page 3 of 6

1.	Names of Reporting Persons Tencent Mobility Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 31,603,197 Class A Ordinary Shares
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 31,603,197 Class A Ordinary Shares
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,603,197 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.2%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 137586103	SCHEDULE 13G	Page 4 of 6

Item 1(a).	Name of Issuer:

Cango Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10A, Building 3, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200127, People’s Republic of China

Item 2(a).	Name of Person Filing:

Tencent Holdings Limited

Tencent Mobility Limited

Item 2(b).	Address or Principal Business Office or, if None, Residence:

For both Tencent Holdings Limited and Tencent Mobility Limited:

Level 29, Three Pacific Place
No.1 Queen’s Road East, Wanchai, Hong Kong

Item 2(c).	Citizenship:

Tencent Holdings Limited — Cayman Islands

Tencent Mobility Limited — Hong Kong

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, US$0.0001 par value per share. Each ADS represents two Class A Ordinary Shares.

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 137586103 has been assigned to the ADSs of the Issuer, which are quoted on the New York Stock Exchange under the symbol “CANG.” Each ADS represents two Class A Ordinary Shares.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) ☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. 137586103	SCHEDULE 13G	Page 5 of 6

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a) The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b) Percent of class determined is based on 222,884,172 Class A Ordinary Shares of the Issuer outstanding as reported in the prospectus publicly filed by the Issuer with the U.S. Securities and Exchange Commission on July 25, 2018. The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

Tencent Holdings Limited may be deemed to have beneficial ownership of the 31,603,197 Class A Ordinary Shares directly held by Tencent Mobility Limited, its wholly-owned subsidiary.

(c) The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 137586103	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2019

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TENCENT MOBILITY LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares, US$0.0001 par value per share, of Cango Inc., a Cayman Islands exempted company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature page to follow]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 1, 2019.

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TENCENT MOBILITY LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

[Signature Page to 13G Joint Filing Agreement]